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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66602

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOCENT FINANCIAL SERVICES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 WALNUT STREET SUITE 21
(No. and Street)

NATICK (City) MASS (State) 01761 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KENNETH B PHILLIPS 508 652-0085
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 18 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 11 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE: N/A FILING UNDER EXEMPTION

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kenneth B. Phillips, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOCENT FINANCIAL SERVICES, as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE.

Commonwealth of MA
County Middlesex, ss.
October 9th 2007.

Ken Phil
Signature

President
Title

Notary Public

Aliya Ahmed
Notary Public
My Commission Expires
February 12, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (NO LONGER REQUIRED)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOCENT FINANCIAL SERVICES, LLC

Statement of Financial Condition (Unaudited)
June 30, 2007

Assets	
Cash	7,443.91
Tax Credit	8,400.00
CRD Deposit	225.00
Cash and market value of securities required to be segregated under federal or other regulations	0
Deposits with clearing organizations	0
Receivable from:	
Brokers, dealers and clearing organizations	0
Customers	0
Securities owned:	
Marketable, at market value	0
Not readily marketable, at estimated fair value	
Securities purchased under agreements to resell	
Securities borrowed	
Fixed assets, net of accumulated depreciation	0
Due from affiliates	0
Accrued interest receivable	0
Other assets	0
Total assets	16,068.91

Liabilities:	
Accrued Expenses	3,500.00
Accrued State Taxes	456.00
Payable to:	
Brokers, dealers and clearing organizations	0
Customers	0
Securities sold, not yet purchased at market value	0
Accrued compensation and related benefits	0
Other liabilities and accrued expenses	0
Total liabilities	3,956.00
Member's equity	12, 112.91
Total liabilities and member's equity	16,068.91

Exhibit B Form x-17A-5

DOCENT FINANCIAL SERVICES, LLC

STATEMENT OF INCOME (LOSS) Unaudited

July 1, 2006 to June 30, 2007

		Jul '06 - Jun 07
Ordinary Income/Expense		
Expense		
	Bank Service Charges	15.00
	CRD Expense	3,200.00
	Insurance	518.00
	Licenses and Permits	765.00
	Professional Fees	3,500.00
	Taxes	465.19
Total Expense		8,463.19
Net Ordinary Income		0
Other Income/Expense		
	Other Income	340.00
Total Other Income		340.00
Net Other Income		340.00
Net Income		-8,123.19

EXHIBI C Form X-17A-5

DOCENT FINANCIAL SERVICES, LLC

CHANGES IN Financial Condition (Unaudited)
Fiscal 2006 and Fiscal 2007

	Jul 1, 07	Jul 1, 06	$ Change	% Change
ASSETS				
Current Assets				
Checking/Savings				
Citizens Checking	7,443.91	15,567.10	-8,123.19	-52.18%
Total Checking/Savings	7,443.91	15,567.10	-8,123.19	-52.18%
Other Current Assets				
CRD Deposit	225.00	225.00	0.00	0.0%
Total Other Current Assets	225.00	225.00	0.00	0.0%
Total Current Assets	7,668.91	15,792.10	-8,123.19	-51.44%
Other Assets				
Deferred Tax Asset	8,400.00	8,400.00	0.00	0.0%
Total Other Assets	8,400.00	8,400.00	0.00	0.0%
TOTAL ASSETS	16,068.91	24,192.10	-8,123.19	-33.58%
LIABILITIES & EQUITY				
Liabilities				
Current Liabilities				
Other Current Liabilities				
Accrued Expenses	3,500.00	3,500.00	0.00	0.0%
Ma Corp Income Taxes Payable	456.00	456.00	0.00	0.0%
Total Other Current Liabilities	3,956.00	3,956.00	0.00	0.0%
Total Current Liabilities	3,956.00	3,956.00	0.00	0.0%
Total Liabilities	3,956.00	3,956.00	0.00	0.0%
Equity				
Capital Stock	46,000.00	46,000.00	0.00	0.0%
Retained Earnings	-33,887.09	-25,763.90	-8,123.19	31.53%
Total Equity	12,112.91	20,236.10	-8,123.19	-40.14%
TOTAL LIABILITIES & EQUITY	16,068.91	24,192.10	-8,123.19	-33.58%

DOCENT FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES In Stock Holder Equity (Unaudited)

July 1, 2006 to June 30, 2007

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		24,192
A. Net income (loss)		-8,123
B. Additions (includes non-conforming capital of	)	
C. Deductions (includes non-conforming capital of		
2. Balance, end of period		16,069

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	0
A. Increases	
B. Decreases	
4. Balance, end of period (From item 3520)	0

DOCENT FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Unaudited)

July 1, 2006 to June 30, 2007

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	0
A. **Increases**	0
B. **Decreases**	0
4. Balance, end of period (From item 3520)	0

DOCENT FINANCIAL SERVICES, LLC

COMPUTATION OF NET CAPITAL (Unaudited)

1.
Total ownership equity from Statement of Financial Condition 16,069

2.
Deduct ownership equity not allowable for Net Capital

3.
Total ownership equity qualified for Net Capital 16,069

[
4.
Add:
A.
Liabilities subordinated to claims of general creditors allowable in computation of net capital 0

B.
Other (deductions) or allowable credits (List)

0

5.
Total capital and allowable subordinated liabilities 16,069

6.
Deductions and/or charges:

A.
Total nonallowable assets from Statement of Financial Condition (Notes B and C) 8,625

B.
Secured demand note deficiency 0

C.
Commodity futures contracts and spot commodities - proprietary capital charges
0

D.
Other deductions and/or charges -8,625

7.
Other additions and/or credits (List)

0

8.
Net capital before haircuts on securities positions 7,444

9.
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
A.
Contractual securities commitments 0

B.
Subordinated securities borrowings 0

C.
Trading and investment securities:
1.

Exempted securities 0
[3735]
2.
Debt securities 0
[3733]
3.
Options 0
[3730]
4.
Other securities
[3734]
D.
Undue Concentration 0
[3650]
E.
Other (List)

10.
Net Capital 7,444

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A
11.
Minimum net capital required (6-2/3% of line 19) 0

12.
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) 5,000

13.
Net capital requirement (greater of line 11 or 12) 5,000

14.
Excess net capital (line 10 less 13) 2,444

15.
Excess net capital at 1000% (line 10 less 10% of line 19) 7,444

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.
Total A.I. liabilities from Statement of Financial Condition 0

17.
Add:
A.
Drafts for immediate credit 0
]
B.

DOCENT FINANCIAL SERVICES, LLC

Market value of securities borrowed for which no equivalent value is paid or credited

0

]
C.
Other unrecorded amounts(List)

0.

OTHER RATIOS

21.
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% 0

DOCENT FINANCIAL SERVICES, LLC

EXEMPTIVE PROVISIONS

An exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☐

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis.

END

Exhibit Exemption in Lieu of filing H, I, J Form x-17A-5